Ex99.3

FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

Independent Auditor’s Report

To the Shareholders of Routemaster Capital Inc.

Opinion

We have audited the financial statements of Routemaster Capital Inc. (the “Company”), which comprise the statements of financial position as at December 31, 2019 and 2018, and the statements of operations and comprehensive (loss), statements of cash flows, and statements of changes in equity (deficiency) for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 1 in the financial statements, which indicates that the Company incurred a net loss of $1,507,338 during the year ended December 31, 2019 and, as of that date, the Company’s current liabilities exceeded its current assets by $1,165,565. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that material uncertainties exist that cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audit resulting in this independent auditor’s report is Chris Milios.

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario
February 26, 2020

Routemaster Capital Inc.

Routemaster Capital Inc.
Statements of Financial Position
(Expressed in Canadian dollars)
	Note	December 31,	December 31,
		2019	2018
		$	$

Assets
Cash	12	4,762	11,103
Public investments, at fair value through profit and loss	3,12,14	623,275	1,648,119
Amounts receivable	4,12	-	123,194
Prepaid expenses and deposits	5,12	8,422	12,825
Private investments, at fair value through profit and loss	3,12,14	-	151,454
Total assets		636,459	1,946,695

Liabilities
Accounts payable and accrued liabilities	8,12,14	1,802,024	1,604,922
Total liabilities		1,802,024	1,604,922

(Deficiency) Equity
Common shares	10(b)	18,820,850	18,820,850
Preferred shares	10(c)	4,321,350	4,321,350
Share-based payments reserves	11	359,408	474,180
(Deficit)		(24,667,173)	(23,274,607)
Total (deficiency) equity		(1,165,565)	341,773
Total liabilities and equity		636,459	1,946,695
Nature of operations and going concern	1
Commitments and contingencies	15

Approved on behalf of the Directors:

“Tito Gandhi”	“James Lanthier”
Director	Director

See accompanying notes to these financial statements

Routemaster Capital Inc.
Statements of Operations and Comprehensive (Loss)
(Expressed in Canadian dollars)
	Note	Years ended December 31,
		2019	2018
		$	$

Revenues
Realized (loss) gain on investments, net		(708,793)	395,635
Unrealized (loss) on investments, net		(124,807)	(6,592,146)
Interest income		2,040	11,387
Total revenue		(831,560)	(6,185,124)

Expenses
Operating, general and administration	9	794,647	1,474,544
Transaction costs		3,739	30,971
Foreign exchange (gain)		(4,125)	(25,212)
Total expenses		794,261	1,480,303
(Loss) before other items		(1,625,821)	(7,665,427)

Other items
Gain on settlement of payable	14	118,483	-
(Impairment) of loan receivable	6	-	(1,083,640)
(Impairment) of royalty interest	7	-	(1,045,000)
Total other items		118,483	(2,128,640)

Net (loss) and comprehensive (loss) for the year		(1,507,338)	(9,794,067)

(Loss) per share
Basic and diluted		(0.04)	(0.24)

Weighted average number of shares outstanding:
Basic and diluted		41,513,631	41,513,631

See accompanying notes to these financial statements

Routemaster Capital Inc.
Statements of Cash Flows
(Expressed in Canadian dollars)
	Note	Year ended December 31,
		2019	2018
		$	$

Cash (used in) provided by operations:
Net loss for the year		(1,507,338)	(9,794,067)
Adjustments to reconcile net income to cash (used in) operating activities:
Interest income		-	(9,063)
Realized loss (gain) on investments, net		708,793	(395,635)
Unrealized loss on investments, net		124,807	6,592,146
Unrealized (gain) on foreign exchange		(4,146)	(32,369)
Gain on settlement of payable		(118,483)	-
Impairment of loan receivable		-	1,083,640
Impairment of royalty interest		-	1,045,000
		(796,367)	(1,510,348)
Adjustment for:
Purchase of investments		-	(884,000)
Disposal of investments		458,383	2,361,045
Loan provided		-	(848,571)
Change in receivables		7,534	(68,933)
Change in prepaid expenses and deposits		4,403	73,836
Change in accounts payable and accrued liabilities		320,336	201,322
Net cash (used in) operating activities		(5,711)	(675,649)

Effect of exchange rate changes on cash		(630)	951

Change in cash		(6,341)	(674,698)
Cash, beginning of year		11,103	685,801
Cash, end of year		4,762	11,103

See accompanying notes to these financial statements

Routemaster Capital Inc.

Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars)

	Number of Common	Common	Number of Preferred	Preferred	Share-based payments		Share-based Payments	Retained Earnings
	Shares	Shares	Shares	Shares	Options	Warrants	Reserve	(Deficit)	Total

Balance, December 31, 2018	41,513,631	$18,820,850	4,500,000	$4,321,350	$233,641	$240,539	$474,180	$(23,274,607)	$341,773
Expiration of options	-	-	-	-	(34,672)	-	(34,672)	34,672	-
Expiration of warrants	-	-	-	-	-	(80,100)	(80,100)	80,100	-
Net (loss) for the year	-	-	-	-	-	-	-	(1,507,338)	(1,507,338)
Balance, December 31, 2019	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$(1,165,565)

Balance, December 31, 2017	41,513,631	$18,820,850	4,500,000	$4,321,350	$409,442	$240,539	$649,981	$(13,656,341)	$10,135,840
Expiration of options	-	-	-	-	(175,801)	-	(175,801)	175,801	-
Net (loss) for the year	-	-	-	-	-	-	-	(9,794,067)	(9,794,067)
Balance, December 31, 2018	41,513,631	$18,820,850	$4,500,000	$4,321,350	$233,641	$240,539	$474,180	$(23,274,607)	$341,773

See accompanying notes to these financial statements

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

Routemaster Capital Inc. (the “Company” or “Routemaster”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The Company sold its sole subsidiary on December 29, 2015 and completed a change of business (“COB”) to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. The Company’s head office is located at 65 Queen Street West, 8th Floor, Toronto, Ontario, Canada, M5H 2M5.

These financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. For the year ended December 31, 2019, the Company incurred a net loss of $1,507,338 and as at December 31, 2019, reported an accumulated deficit of $24,667,173 and working capital deficiency of $1,165,565, including $4,762 in cash. The Company’s current source of operating cash flow is dependent on the marketability of its investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

2.	Significant accounting policies

(a)	Statement of compliance

These financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies as set out below were consistently applied to all the periods presented unless otherwise noted.

These financial statements of the Company were approved for issue by the Board of Directors on February 26, 2020.

(b)	Basis of preparation

The Company’s functional and presentation currency is the Canadian dollar (“$”). Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

(c)	Significant accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(c)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

(i)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 12 for further details.

(ii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 12 for further details.

(iii)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense. Refer to Note 11 for more details.

(iv)	Investment entity

Management has determined that the Company qualifies for the exemption from consolidation given that the Company has the following typical characteristics of an investment entity:

(a)	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;

(b)	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

(c)	measures and evaluates the performance of substantially all of its investments on a fair value basis.

(v)	Contingencies (See Note 15 for details)

(d)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash, amounts receivable, public investments, private investments, accounts payable and accrued liabilities.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

(i)	Investments

Purchases and sales of investments are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss).

At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 12, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly-traded investments:

1. Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. These are included in Level 1 as disclosed in Note 12.

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 12.

3. Warrants or options of publicly-traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. If no such market inputs are available or reliable, the warrants and options are valued at intrinsic value. These are included in Level 2 as disclosed in Note 12.

The amounts at which the Company’s publicly-traded investments could be disposed of may differ from carrying values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

(i)	Investments (continued)

Privately-held investments:

1. Securities in privately-held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 12. Options and warrants of private companies are carried at their intrinsic value.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately-held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, permit mining where, or to an extent that, it was not previously allowed, or reduce or eliminate the need for permitting or approvals;
●	receipt by the investee company of environmental, mining, aboriginal or similar approvals, which allow the investee company to proceed with its project(s);
●	filing by the investee company of a National Instrument 43-101 technical report in respect of a previously non-compliant resource;
●	release by the investee company of positive exploration results, which either proves or expands their resource prospects; and

●	important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which increases the tax burden on companies, which prohibit mining where it was previously allowed, which increases the need for permitting or approvals, etc.;
●	denial of the investee company’s application for environmental, mining, aboriginal or similar approvals which prohibit the investee company from proceeding with its projects;
●	the investee company releases negative exploration results;

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

(i)	Investments (continued)

Privately-held investments: (continued)

●	changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;
●	the investee company is placed into receivership or bankruptcy; and
●	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately-held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

(ii)	Financial assets other than investments at fair value and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either FVPL or FVOCI, and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. The Company has classified accounts receivable on provisionally priced sales as financial assets measured at FVPL. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of earnings (loss). The Company’s investments are classified as financial assets at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

(ii)	Financial assets and liabilities (continued)

Financial assets (continued)

Dividends from such investments are recognized in other income in the statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company’s only financial assets subject to impairment are other accounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of earnings (loss).

(e)	Cash

Cash is comprised of cash on hand and deposits that generally mature within 90 days from the date of acquisition. Deposits are held in Canadian chartered banks or in a financial institution controlled by a Canadian chartered bank.

(f)	Revenue recognition

Revenue is recognised only when it is probable that the economic benefits associated with the transaction will flow to the entity. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognised as an expense, rather than as an adjustment of the amount of revenue originally recognised.

Realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the statement of loss on a trade date basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. All transaction costs are expensed as incurred.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(g)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares outstanding if dilutive common shares had been issued during the period. The calculation of diluted income (loss) per share assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price for the period. Diluted (loss) per share for the periods presented does not include the effect of stock options and warrants as they are anti-dilutive.

(h)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For options that expire unexercised, the recorded value is transferred to deficit.

(j)	Royalty interests on mineral properties

The Company holds royalty interests in exploration stage mineral properties. Royalty interests are recorded at cost and capitalized as tangible assets with finite lives. The carrying value of royalty interests are depleted using the unit-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties. Royalty interest on exploration stage mineral properties, where there are no estimated reserves, are not amortized.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(j)	Royalty interests on mineral properties (continued)

The Company evaluates its royalty interests on mineral properties for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the assets, indicate that the related carrying value of the royalty interests may not be recoverable. The recoverability of royalty interests is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its recoverable amount, which is the higher of fair value less costs to sell or value in use, which is generally calculated using estimated discounted future cash flows.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the statement of income (loss) to the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. Estimates of gold prices, operator’s estimates of proven and probable reserves related to the royalty properties, and the operator’s production profile are subject to certain risks and uncertainties which may affect the recoverability of the Company’s investment in these royalty interests in mineral properties. Although the Company has made its best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests.

(k)	New accounting change

During the year ended December 31, 2019, the Company adopted the following new IFRS standards, interpretations, amendments and improvements of existing standards.

IFRS 16 – Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 – Leases as well as some lease related interpretations. With certain exceptions for leases under twelve months in length or for assets of low value, IFRS 16 states that upon lease commencement a lessee recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment. A lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. IFRS 16 requires that lessors classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise it is an operating lease. The adoption of this new standard did not have any material impact on the Company’s financial statements.

(l)	Future accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2020. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss

At December 31, 2019 the Company’s investment portfolio consisted of four publicly traded investments for a total fair value of $623,275.

At December 31, 2018 the Company’s investment portfolio consisted of seven publicly-traded investments and two privately-held investments for a total fair value of $1,799,573.

Public Investments

At December 31, 2019 the Company’s four publicly traded investments for a total estimated fair value of $623,275.

Public Issuer	Note	Security description	Cost	Estimated Fair	%
				Value	of FV
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	$14,318	$-	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$2,929,970	$623,275	100.0%

(i)	An insider and a former officer of the Company is a director and officer of the investee corporation as at December 31, 2019.

(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

At December 31, 2018 the Company’s seven publicly traded investments had a total estimated fair value of $1,648,119.

				Estimated Fair	%
Public Issuer	Note	Security description	Cost	Value	of FV
Aberdeen International Inc.	(i)	3,471,000 common shares	$451,230	$208,260	12.6%
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	14,318	1,413	0.1%
Fura Gems Inc.	(i)	1,580,000 common shares	549,015	461,100	28.0%
		500,000 warrants expire May 5, 2019
Pacific Rim Cobalt Corp.		457,143 warrants expire Oct 23, 2019	48,255	6,309	0.4%
QMX Gold Corporation		577,000 warrants expire Oct 5, 2019	68,288	57	0.0%
Trigon Metals Inc.		325,000 warrants expire Sept 16, 2019	88,255	-	0.0%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	970,980	58.9%
Total public investments			$3,831,613	$1,648,119	100.0%

(i)	An insider and/or off icer of the Company is a director and officer of the investee corporation as at December 31, 2018.

(ii)	The Company has f iled a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early w arning report on SEDAR.

Private Investments

At December 31, 2019, the Company had no private investments.

At December 31, 2018, the Company’s two private investments had a total estimated fair value of $151,454.

				Estimated Fair	%
Private Issuer	Note	Security description	Cost	Value	of FV
Yukoterre Resources Inc.*		1,000,000 common shares	$50,000	$50,000	33.0%
GF Comstock II LP		Limited partnership	99,848	101,454	67.0%
Total private investments			$149,848	$151,454	100.0%
*	Formerly 2560344 Ontario Inc.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

4.	Amounts receivable

	31-Dec-19	31-Dec-18
Interest receivable	$-	$3,624
Investment receivable	-	110,000
HST receivable	-	9,570
	$-	$123,194

5.	Prepaid expenses and deposits

	31-Dec-19	31-Dec-18
Prepaid insurance	$8,422	$12,825
	$8,422	$12,825

6.	Loan receivable

On October 5, 2018, the Company entered into an amended and restated cooperation agreement (the “Cooperation Agreement”) with GEAR Blockchain Inc. (“GEAR”), which amends and restates the cooperation agreement entered into on February 26, 2018 between GEAR. Pursuant to the Cooperation Agreement, the Company provided an unsecured loan to fund GEAR’s expenses related to GEAR’s initial coin offering and its launch of tokens up to a maximum loan amount of US$2 million. The Cooperation Agreement stipulates that the Company shall not participate in any offering, distribution or sale of tokens of GEAR. The Company will also assist GEAR in identifying green energy projects to power its crypto-mining business. The loan is repayable on or before April 5, 2019. The Company has the option to be repaid in full or to receive 10% of the tokens issued by GEAR in lieu of payment.

During the year ended December 31, 2018, the Company provided $1,083,640 to GEAR pursuant to the agreement. Vikram Pathak, a former director and officer of the Company, is also an officer of GEAR. Forbes & Manhattan Inc. (“Forbes”), an insider of the Company, is also an advisor to GEAR.

Routemaster has no assurance that it will receive any return on this investment. As at December 31, 2018, the Company has reviewed the collectability of the loan and made a provision of $1,083,640 due to the overall Blockchain market downturn.

7.	Royalty Interests

Quebec gold royalty

On August 18, 2017, the Company completed its acquisition of a 2.0% net smelter return royalty covering former producing gold mines in the Province of Quebec. In consideration for this royalty, the Company issued to Forbes a total of 11,000,000 common shares in aggregate value of $1,045,000, which represents approximately 26.5% of the outstanding shares of the Company.

The Quebec gold royalty is a 2.0% net smelter returns royalty in the Val d’Or region of Quebec (the “Quebec Gold Royalty”).

The Company has also obtained a 24-month right of first refusal to acquire additional royalties and streaming interests held by Forbes. Through this right of first refusal and Forbes significant shareholding, the Company believes it has secured access to the Forbes’ network thereby providing the Company’s shareholders with a potential pipeline of accretive investments.

As at December 31, 2018, as a result of a review of development plans at its Quebec Gold Royalty, the Company recorded an impairment of $1,045,000. The Company will continue to review the project’s development and reassess the carrying value at that time.

As at December 31, 2019, there has been no changes to the carrying value.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

8.	Accounts payable and accrued liabilities

	31-Dec-19	31-Dec-18
Corporate payables	$1,131,098	$1,008,121
Related party payable (Note 14)	670,926	596,801
	$1,802,024	$1,604,922

9.	Expense by nature

	Years ended December 31, 2019
	2019	2018
Management and consulting fees	$578,017	$711,890
Travel and promotion	69,319	577,922
Office and rent	77,891	58,101
Accounting and legal	51,272	102,774
Regulatory and transfer agent	18,148	23,857
	$794,647	$1,474,544

10.	Share Capital

a)	As at December 31, 2019, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding common shares

	Number of Common Shares	Amount
Balance, December 31, 2017 to 2019	41,513,631	$18,820,850

c)	Issued and outstanding preferred shares

	Number of Preferred Shares	Amount
Balance, December 31, 2017 to 2019	4,500,000	$4,321,350

Subject to the discretion of the board of directors, holders of the preferred shares are entitled to receive a 9% cumulative, preferential cash dividend, payable annually on the last day of January following the relevant completed fiscal year, ending December 31.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

11.	Share-based payments reserves

	Options			Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2017	3,040,000	$0.23	$409,442	4,446,153	$0.19	$240,539	$649,981
Expired	(815,000)	0.35	(175,801)	-	-	-	(175,801)
December 31, 2018	2,225,000	$0.18	$233,641	4,446,153	$0.19	$240,539	$474,180
Expired	(160,000)	0.35	(34,672)	(600,000)	0.10	(80,100)	(114,772)
December 31, 2019	2,065,000	$0.17	$198,969	3,846,153	$0.20	$160,439	$359,408

The Company recorded $Nil (2018 - $Nil) of share-based payments during the years ended December 31, 2019 and 2018.

The following share-based payment arrangements were in existence at December 31, 2019:

									Expected	Risk-free
Number	Number	Grant	Expiry	Exercise	Fair value at	Grant date	Expected	Expected	dividend	interest
outstanding	exercisable	date	date	price	grant date	share price	volatility	life (yrs)	yield	rate
1,535,000	1,535,000	29-Sep-16	29-Sep-21	$0.11	$84,118	$0.11	59%	5	0%	0.57%
530,000	530,000	18-Dec-17	18-Dec-22	$0.35	$114,851	$0.35	76%	5	0%	1.70%
2,065,000	2,065,000				$198,969

The weighted average remaining contractual life of the options exercisable at December 31, 2019 was 2.06 years (December 31, 2018 – 3.13 years).

The following warrants were in existence at December 31, 2019:

									Expected	Risk-free
Number	Number	Grant	Expiry	Exercise	Fair value at	Grant date	Expected	Expected	dividend	interest
outstanding	exercisable	date	date	price	grant date	share price	volatility	life (yrs)	yield	rate
3,846,153	3,846,153	12-Jun-17	12-Jun-22	$0.20	$161,789	$0.12	79.9%	5	0%	1.04%
Warrant issue costs					$(1,350)
3,846,153	3,846,153				$160,439

12.	Financial instruments

Financial assets and financial liabilities as at December 31, 2019 and 2018 are as follows:

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2019
Cash	$4,762	$-	$4,762
Public investments	-	623,275	623,275
Accounts payable and accrued liabilities	(1,802,024)	-	(1,802,024)

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2018
Cash	$11,103	$-	$11,103
Public investments	-	1,648,119	1,648,119
Receivables	3,624	110,000	113,624
Private investments	-	151,454	151,454
Accounts payable and accrued liabilities	(1,604,922)	-	$(1,604,922)

Routemaster’s operations involve the purchase and sale of securities. Accordingly, the majority of the Company’s assets are currently comprised of financial instruments which can expose it to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Financial instruments included in receivables consist of interest and amounts receivable of $Nil at December 31, 2019 (December 31, 2018 - $113,624).

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at December 31, 2019, the Company had assets of $636,459 (December 31, 2018 - $1,946,695) to settle current liabilities of $1,802,024 (December 31, 2018 - $1,604,922).

The following table shows the Company’s source of liquidity by assets as at December 31, 2019 and 2018.

December 31, 2019
	Total	Less than 1 year	1-3 years
Cash	$4,762	$4,762	$-
Public investments	623,275	623,275	-
Prepaid expenses	8,422	8,422	-
Total assets - December 31, 2019	$636,459	$636,459	$-

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Liquidity risk (continued)

December 31, 2018
	Total	Less than 1 year	1-3 years
Cash	$11,103	$11,103	$-
Public investments	1,648,119	1,648,119	-
Receivables	123,194	113,624	9,570
Prepaid expenses	12,825	12,825	-
Private investments	151,454	-	151,454
Total assets - December 31, 2018	$1,946,695	$1,785,671	$161,024

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. At December 31, 2019, one investment made up approximately 64% (December 31, 2018 – 50%) of the total assets of the Company.

For the year ended December 31, 2019, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $0.04 million, or $0.001 per share.

For the year ended December 31, 2019, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $0.06 million, or $0.002 per share. This estimated impact on the statement of loss includes the estimated value of the non-traded warrants held, as determined using the Black-Scholes option pricing model.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at December 31, 2019, a 1% change in interest rates could result in a corresponding nominal change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

(c)	Currency risk (continued)

As at December 31, 2019, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

December 31, 2019
	United States Dollars	British Pound
Cash	$129	$-
Accounts payable and accrued liabilities	(58,446)	(75,957)
Net assets (liabilities)	$(58,317)	$(75,957)

December 31, 2018
	United States Dollars	British Pound
Cash	$75	$-
Interest receivable	3,624	-
Private investment	101,454	-
Accounts payable and accrued liabilities	(84,126)	(77,129)
Net assets (liabilities)	$21,027	$(77,129)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of December 31, 2019 would result in an estimated increase (decrease) of approximately ($13,400). (December 31, 2018 - $5,600).

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company audited financial statements.

iii.	Prior to maturity, the outstanding loans receivable are carried at their discounted value. Following their maturity, loans receivables are carried at their estimated realizable value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at December 31, 2019.

	Level 1	Level 2	Level 3
		(Valuation	(Valuation
		technique -	technique -
	(Quoted Market	observable	non-observable
Investments, fair value	price)	market Inputs)	market inputs)	Total
Publicly traded investments	$623,275	$-	$-	$623,275
December 31, 2019	$623,275	$-	$-	$623,275

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Fair value of financial instruments (continued)

	Level 1	Level 2	Level 3
		(Valuation	(Valuation
		technique -	technique -
	(Quoted Market	observable	non-observable
Investments, fair value	price)	market Inputs)	market inputs)	Total

Publicly traded investments	$1,621,640	$-	$-	$1,621,640
Non-trading warrants on public investments	-	26,479	-	26,479
Private investment	-	101,454	50,000	151,454
December 31, 2018	$1,621,640	$127,933	$50,000	$1,799,573

Level 2 Hierarchy

During the year ended December 31, 2019, the 500,000 EarthRenew Inc. (“ERTH”) common shares had a hold period until May 10, 2019. These shares were transferred from Level 2 to Level 1 as the hold period expired and were subsequently sold.

During the year ended December 31, 2018, the common shares of QMX Gold Corporation, Pacific Rim Cobalt Corp. and ARHT Media Inc. were transferred from Level 2 to Level 1 after the 4-month hold period and were sold during the year ended December 31, 2019.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the year ended December 31, 2019 and 2018. These financial instruments are measured at fair value utilizing non- observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the years ended	December 31, 2019	December 31, 2018

Balance, beginning of year	$50,000	$960,000
Transferred to Level 1	(50,000)	(910,000)
Balance, end of year	$-	$50,000

On September 20, 2019, Yukoterre Resources Inc. successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. As of December 31, 2019, the Company had no private investments.

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies. The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2018.

Range of
			Significant	significant
		Valuation	unobservable	unobservable
Description	Fair vaue	technique	input(s)	input(s)

Yukoterre Resources Inc.	$50,000	Recent financing	Marketability of shares	0% discount

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Fair value of financial instruments (continued)

Level 3 Hierarchy (continued)

Yukoterre Resources Inc. (Formerly 2560344 Ontario Inc.)

On April 26, 2017, the Company invested in Yukoterre Resources Inc., a private company with a coal project in Yukon, along with other arms-length investors. The valuation is based on the most recent financing and management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2018. As at December 31, 2018, a +/- 10% change in the fair value of Yukoterre Resources Inc. will result in a corresponding +/- $5,000 (December 31, 2017: +/- $5,000) change in the carrying amount. While this illustrates the overall effect of changing the values of the unobservable inputs by a set percentage, the significance of the impact and the range of reasonably possible alternative assumptions may differ significantly between investments, given their different terms and circumstances.

13.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any externally imposed capital requirements other than of the TSXV which has certain working capital and financial resource requirements to be available to maintain operations and cover general and administration expenses. TSXV will consider, among other things, the listed issuer’s ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings in the financial statements regarding the listed issuer’s ability to continue as a going concern. There were no changes to the Company’s capital management during the year ended December 31, 2019. As of December 31, 2019, the Company may not be compliant with the policies of the TSXV. The impact of any such violation is not known and is ultimately dependent on the discretion of the TSXV.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

14.	Related party disclosures

a)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2019 and 2018.

Investment	Nature of relationship	Estimated Fair value	% of FV
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders / warrant holders	$128,700	20.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	404,575	65.0%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	90,000	14.4%
Total investment - December 31, 2019		$623,275	100.0%

Investment	Nature of relationship	Estimated Fair value	% of FV
Aberdeen International Inc.	Director and officer (Stan Bharti), Officer (Ryan Ptolemy), and common shareholders / warrant holders	$208,260	12.3%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders / warrant holders	461,100	27.2%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	970,980	57.1%
Total other five investments	Common shareholders / warrant holders	57,779	3.4%
Total investment - December 31, 2018		$1,698,119	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes & Manhattan Inc. holds more than 10% of the Company’s common shares as at December 31, 2019 and 2018.

b)	During the year ended December 31, 2019 and 2018, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services Years ended December 31,
	2019	2018
2227929 Ontario Inc.	$120,000	$228,289
Forbes & Manhattan Inc.	120,071	120,000
	$240,071	$348,289

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at December 31, 2019, the Company had a payable balance of $439,007 (December 31, 2018 - $340,250) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former Director and Officer of the Company, is also a director of 2227929 Ontario Inc.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

14.	Related party disclosures (continued)

In August 2017, Forbes became an insider of the Company owning approximately 34.9% (approximately 27.9 % at December 31, 2019 and 2018) outstanding shares of the Company through acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at December 31, 2019 the Company had a payable balance of $135,680 (December 31, 2018 - $45,200). Such amounts are unsecured, with no fixed terms of repayment.

Included in accounts payable and accrued liabilities was $Nil (December 31, 2018 - $118,483) reimbursable expenses owed to Brazil Potash Crop. (“BPC”). During the year ended December 31, 2019, the payables were forgiven by BPC. Stan Bharti, executive chairman of Forbes, is an insider of Routemaster, is also a director of BPC. Ryan Ptolemy, an officer of Routemaster, is also an officer of BPC.

Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($75,957) (December 31, 2018 - $77,129) expenses owed to Vik Pathak, a former director and officer of Routemaster.

Included in amounts receivable was $Nil (2017 - $110,000) pertaining to a subscription of common shares of ERTH. Ryan Ptolemy, an officer of Routemaster, is also an officer of ERTH.

c)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the years ended December 31, 2019 and 2018 were as follows:

	Years ended December 31,
	2019	2018
Short-term benefits	$190,248	$232,842
	$190,248	$232,842

At December 31, 2019, the Company had $96,239 (December 31, 2018 - $Nil) owing to its current key management, and $655,296 (December 31, 2018 - $679,333) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

15.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $912,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these financial statements. Minimum commitments remaining under these contracts were approximately $289,405, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action.

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

16.	Income taxes

a)	Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian federal and provincial statutory rate of 26.5% (2018 – 26.5%) were as follows:

	2019 $	2018 $
(Loss) before income taxes	(1,507,338)	(9,794,067)

Expected income tax recovery based on statutory rate	(399,000)	(2,595,000)
Adjustment to expected income tax benefit:
Change in foreign exchange rates	(1,000)	(7,000)
Provision to return adjustment	7,000	9,000
Other	(580,000)	1,757,000
Change in unrecorded tax benefits	973,000	836,000
Deferred income tax provision (recovery)	-	-

b)	Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences in Canada:

	2019 $	2018 $

Non-capital loss carry-forwards	19,461,000	17,967,000
Share issue costs	28,000	43,000
Exploration and evaluation assets	5,957,000	5,957,000
Investments	2,307,000	-
Capital losses carried forward	23,073,000	23,073,000

The Company has approximately $19,461,000 of non-capital loss carry-forwards in Canada which may be used to reduce the taxable income of future years. These losses expire from 2026 to 2039.